09042117

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67547

SEC Mail Processing Section
AUG 27 2009
Washington, DC
122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JULY 1, 2008** (MM/DD/YY) AND ENDING **JUNE 30, 2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CHURCHILL CAPITAL USA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas
New York, NY 10020

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JANOVER RUBENROIT, LLC
(Name - *if individual, state last, first, middle name*)

100 Quentin Roosevelt Blvd	**New York**	**NY**	**11530**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant*

FOR OFFICIAL USE ONLY

must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Churchill Capital USA, Inc.** as of **JUNE 30, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

St C Bender
Signature

Financial & Operations Principal
Title

Mary Jo Hultquist
Notary Public

MARY JO HULTQUIST
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN ERIE COUNTY
MY COMMISSION EXPIRES 1-4-2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHURCHILL CAPITAL USA, INC.

Financial Statement

June 30, 2009

CHURCHILL CAPITAL USA, INC.

Table of Contents

Independent Auditors' Report dated August 25, 2009

Financial Statement	**Page**
Statement of Financial Condition	1
Notes to Financial Statement	2 - 6

LONG ISLAND
100 Quentin Roosevelt Blvd.
Suite 516
Garden City
New York 11530
516.542.6300
Fax: 516.542.9021

NEW YORK CITY
805 Third Avenue
10th Floor
New York
New York 10022
212.792.6300
Fax: 212.792.6350

JANOVER RUBINROIT

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors and Stockholders of
Churchill Capital USA, Inc.:

We have audited the accompanying statement of financial condition of Churchill Capital USA, Inc. as of June 30, 2009, pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Churchill Capital USA, Inc. at June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Janover Rubinroit, LLC

August 25, 2009

CHURCHILL CAPITAL USA, INC.

Statement of Financial Condition

June 30, 2009

Assets		
Cash and cash equivalents	$	752,143
Clearing firm deposit		100,785
Clearing firm receivable		383,078
Prepaid expenses		64,059
Other assets		13,001
Property and equipment, net		63,084
	$	1,376,150
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	326,665
Deferred tax liability		28,654
		355,319
Stockholder's equity:		
Common stock, no par-value; 200 shares authorized; 100 shares issued and outstanding		20,000
Additional paid-in capital		325,000
Retained earnings		675,831
		1,020,831
	$	1,376,150

The accompanying notes are an integral part of the financial statements.

1. Business Organization

Churchill Capital USA, Inc. (the "Company"), a wholly-owned subsidiary of Churchill Capital Ltd. (the "Parent"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") in the state of New York and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in a general securities business with institutional investors. The Company received its FINRA approval for membership on July 12, 2007. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

2. Summary of Significant Accounting Policies

The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statement.

Basis of preparation - The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents - At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk. The Company considers investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents.

Revenue recognition - Revenues from general securities transactions are recognized when the transaction closes and realization is reasonably assured. Expenses are recognized as they are incurred.

Property and equipment - Property and equipment are recorded at cost. Depreciation of property and equipment is computed on the straight-line method over estimated useful lives of three to four years.

Income taxes - The Company accounts for income taxes using the asset and liability method of SFAS No. 109, *"Accounting for Income Taxes"*. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations for the period during which the tax change occurs.

2. Summary of Significant Accounting Policies *(continued)*

Uncertain tax positions - In June 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation FIN No. 48, "Accounting for Uncertainty in Income Taxes." FIN 48 interprets the guidance in SFAS No. 109, "Accounting for Income Taxes." When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position ("FSP") FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the accompanying financial statement.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, "Accounting for Contingencies." Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statement.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - Management has evaluated events and transactions occurring after the balance sheet date and through the date of the Auditors' Report contained herein in order to determine whether any of these events or transactions were required to be recognized or disclosed in the financial statements. Management used the date that the financial statement was available to be issued which is the date that management approved the financial statement for issuance.

3. Clearing Broker

The Company clears all of its trades through Pershing, LLC ("Pershing") on a fully disclosed basis. For this service Pershing receives a percentage of the gross commission on each transaction. At June 30, 2009, the Company had $100,785 on deposit with Pershing.

4. Property and Equipment

Property and equipment at June 30, 2009 is as follows:

Furniture and fixtures	$	79,293
Computer and telephone equipment		47,471
		126,764
Less: accumulated depreciation		63,680
	$	63,084

Depreciation expense was $35,645 for the year ended June 30, 2009.

5. Income Taxes

The net deferred tax liability of $28,654 in the accompanying balance sheet results from the use of accelerated methods of depreciation of property and equipment.

The Company used an effective tax rate of 46% comprised as follows:

Statutory federal income tax rate	34%
State taxes on income, net of federal income tax benefit	6%
Local taxes on income, net of federal income tax benefit	6%
Total effective tax rate	46%

A reconciliation of income taxes provided at the total effective rate for Federal, state, and local jurisdictions is as follows for the year ended June 30, 2009:

Tax at total effective rate	$	611,555
Permanent differences		(561,805)
Other		(20,855)
	$	28,895

6. Related Party Transactions

The Company occupies office space under a sublease agreement with its Parent company (See Note 8).

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2009, the Company had net capital of $880,687, which was $780,687 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.40 to 1.

8. Commitments and Contingencies

The Company occupies office space in New York City under a sublease agreement with its Parent company and pays monthly rent directly to the landlord. Rent expense for the year ended June 30, 2009 was $150,757.

Minimum lease obligations at June 30, 2009 are as follows for the years ending June 30,:

2011	147,560
2012	147,560
2013	73,780
	$ 368,900

9. Concentration of Risk

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of June 30, 2009, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

10. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

11. Pension Plan

The Company has a 401(k) Employee Savings Plan (the "Plan") which is open to all employees who are at least 20 years of age. The Plan is designed to provide additional financial security during retirement by providing eligible employees with an incentive to make regular savings contributions. The Company provided matching contributions to participants of $4,296 for the year ended June 30, 2009.